# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: MONRO, INC., CIK 0000876427
CUSIP: 610236101
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 295 WOODCLIFF DRIVE, SUITE 202, FAIRPORT, New York (NY), 14450
Date of event which requires filing of this statement: 10/29/2025
Filed by CIK 0000921669
Persons authorized to receive notices and communications: Jesse A. Lynn COO, Icahn Capital LP, 16690 Collins Avenue, PH-1, Sunny Isles Beach, Florida (FL), 33160, (305) 422-4100

## Reporting persons
- Icahn Enterprises L.P. (CIK 0000813762): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 4,439,914; shared voting power 0; sole dispositive power 4,439,914; shared dispositive power 0; aggregate amount beneficially owned 4,439,914 (14.79% of the class)
- Carl C. Icahn (CIK 0000921669): type of reporting person: individual (IN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 4,439,914; shared voting power 0; sole dispositive power 4,439,914; shared dispositive power 0; aggregate amount beneficially owned 4,439,914 (14.79% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: MONRO, INC.
Address of issuer's principal executive offices: 295 WOODCLIFF DRIVE, SUITE 202, FAIRPORT, New York (NY), 14450
Comment: This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Monro, Inc., a New York corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
The persons filing this statement are Icahn Enterprises L.P., a Delaware master limited partnership ("Icahn Enterprises"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

Icahn Enterprises owns the shares of the Common Stock reported herein indirectly through its subsidiary entities Icahn Partners LP, Icahn Partners Master Fund LP, and Ames Billiards, LLC.
Residence or business address: Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), is the general partner of Icahn Enterprises. The principal business address of Icahn Enterprises GP is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.
Present principal occupation or employment:
Mr. Icahn's present principal occupation or employment is serving as (i) the Chief Executive Officer of Icahn Capital LP, a Delaware limited partnership and a wholly owned subsidiary of Icahn Enterprises through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, and (iii) Chairman of the Board and a director of each of Starfire Holding Corporation, a Delaware corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as various of Starfire's subsidiaries.

Set forth below are the names, and positions of each director and each executive officer of Icahn Enterprises G.P. Inc. Each person is a citizen of the United States of America and has a business address at 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160. Each person's principal occupation is as an employee of one or more of Icahn Enterprises L.P., Icahn Enterprises G.P. Inc. and/or one or more of their affiliates.

Name Position
Denise Barton Director
Nancy Dunlap Director
Robert Flint Chief Accounting Officer
Brett Icahn Director
Carl C. Icahn Chairman
Alvin B. Krongard Director
Margarita Palau-Hernandez Director
Joseph Pacetti Director of SEC Reporting
Ted Papapostolou Director; Chief Financial Officer; Secretary
Craig Pettit Vice President of Tax Administration
Andrew Teno Director; President; Chief Executive Officer; Principal Executive
Officer
Criminal convictions in the last five years: Except as otherwise set forth herein, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any other person or entity named herein, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: On August 19, 2024, Icahn Enterprises and Carl C. Icahn entered into settlement agreements with the U.S. Securities and Exchange Commission (the "SEC"), in connection with its inquiry previously disclosed by Icahn Enterprises. In connection with that settlement, the SEC entered an order in an administrative proceeding that contains non-scienter based findings that Icahn Enterprises failed to disclose in its Forms 10-K for the years 2018, 2019 and 2020 that Mr. Icahn pledged Icahn Enterprises securities as collateral to secure personal margin loans as required by Item 403(b) of Regulation S-K. The order relating to Mr. Icahn contains non-scienter based findings that, while Mr. Icahn's prior Schedule 13D filings generally disclosed that he had pledged Icahn Enterprises depository units as collateral for personal margin loans, subsequent Schedule 13D filings were not amended to describe loan agreements and amendments to loan agreements or to attach guarantees as required by Items 6 and 7 of Schedule 13D. Without admitting or denying the SEC's allegations (other than with respect to the SEC's jurisdiction), under the terms of the settlements, (i) Icahn Enterprises consented to the entry of an order requiring it to pay a civil penalty of $1.5 million and to cease and desist from violations and any future violations of Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13a-1 thereunder, and (ii) Mr. Icahn consented to the entry of an order requiring him to pay a civil penalty of $500,000 and to cease and desist from committing or causing any violations of Section 13(d)(2) of the Exchange Act and Rule 13d-2(a) thereunder.
Citizenship: Icahn Enterprises is a Delaware master limited partnership and Carl C. Icahn is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 4,439,914 shares of Common Stock, which were purchased for an aggregate of approximately $84.7 million. The source of funding for the shares of the Common Stock reported herein held by the Reporting Persons was the general working capital of the respective purchasers, which may from time to time include margin borrowing in margin accounts established and maintained with one or more prime brokers and/or other third parties which extend margin credit in the ordinary course of business as and when required by the Reporting Persons for the Reporting Persons and/or their affiliates to acquire and/or hold various securities, which include the shares of the Common Stock reported herein, and the shares of the Common Stock reported herein may be pledged as collateral security for the repayment of loan amounts in such margin accounts. The margin accounts bear interest at market rates in effect from time to time. Because a variety of securities of various issuers are from time to time held in such margin accounts, it is not possible to determine the amounts, if any, of margin borrowing that may have been used to purchase the shares of the Common Stock reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired their positions in the shares of the Common Stock and the other securities and instruments reported herein, if any, for investment purposes in the belief that such shares of the Common Stock are undervalued and represent an attractive investment opportunity for the Reporting Persons.

In pursuing its investment purposes to achieve an attractive return on their ownership of the shares of the Common Stock, the Reporting Persons may do any or all of the following, either alone or in combination with any other of the following, at such times and from time to time as the Reporting Persons may in their sole discretion deem appropriate or desirable:

i. acquire additional shares of the Common Stock and/or other securities and/or instruments (including equity, debt or other securities or instruments) of the Issuer or its affiliates in the open market, in privately negotiated transactions, or otherwise;

ii. dispose of any or all of their shares of the Common Stock and/or other securities and/or instruments of the Issuer or its affiliates in the open market, in privately negotiated transactions, or otherwise;

iii. enter into swap and/or other derivative transactions with broker-dealers, financial institutions, and/or other counterparties with respect to the securities of the Issuer or its affiliates which may be deemed to either increase or decrease the Reporting Persons' economic exposure to the value of the shares of the Common Stock or other securities of the Issuer or its affiliates;

iv. engage in any other hedging or similar transactions with respect to the shares of Common Stock and/or other securities or instruments of the Issuer or its affiliates;

v. engage in discussions with directors, officers, members of management, and other personnel of the Issuer and its affiliates with respect to the Issuer and its affiliates, including with respect to each of the items described in this Item 4;

vi. engage in discussions with other holders of the Common Stock and/or other securities or instruments of the Issuer and/or its affiliates with respect to the Issuer and its affiliates, including with respect to each of the items described in this Item 4;

vii. engage in discussions with third parties, including investors, sources of financing, potential strategic partners, professional service providers, industry analysts, and other persons and entities with respect to the Issuer and its affiliates, including with respect to each of the items described in this Item 4;

viii. propose changes in or to one or more of the Issuer's or its affiliate's operations, governance, management, corporate structure, organizational and reporting structure, capitalization, use of capital, financial metrics, business strategy, executive compensation and/or other matters related to the foregoing;

ix. propose that the Issuer and/or its affiliates pursue material business acquisitions and/or the sale (or other disposition), merger or business combination of the Issuer or its affiliates with respect to any part of the Issuer's or such affiliates' business, or one or more similar transactions;

x. propose or nominate candidates to serve on the Issuer's and/or its affiliates' board of directors;

xi. propose changes to the current board of directors of the Issuer and/or its affiliates, including the number, term and identity of the members of the Issuer's and/or such affiliates' board of directors;

xii. propose changes to the current members of management of the Issuer or its affiliates;

xiii. solicit proxies or consents from shareholders of the Issuer or its affiliates, including but not limited to as part of a proxy contest, consent solicitation or other possible change of control of the Issuer and/or its affiliates;

xiv. pursue a variety of other actions in furtherance of one or more of the foregoing;

xv. modify their plans, proposals or intentions with respect to one or more of the foregoing; and

xvi. plan, propose or pursue other actions with respect to the Issuer and/or its affiliates, including one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, in each case as the Reporting Persons may deem appropriate from time to time.

In considering and evaluating such plans or proposals, the Reporting Persons expect that they will continually monitor and evaluate, among other things, the Issuer's operations, financial performance, organizational and reporting structure, corporate governance, capital structure, management performance, executive compensation, business strategy, competitive positions, future prospects, proposed and/or consummated transactions, including the acquisition or the sale (or other disposition), or merger or combination, of the Issuer and/or its affiliates or any part of the Issuer's or its affiliates' business, or any similar transactions.

In addition, the Reporting Persons expect that they will continually monitor and evaluate prevailing market conditions with respect to the shares of the Common Stock and other securities and instruments of the Issuer and its affiliates at various times in the future, the alternative investment opportunities available to the Reporting Persons, the liquidity requirements and capital needs of the Reporting Persons, and a variety of other investment considerations that may arise from time to time as determined by the Reporting Persons in its sole discretion.

The actions taken by the Reporting Persons with respect to the Issuer and its affiliates and the shares of the Common Stock and/or other securities or instruments of the Issuer and its affiliates will be based upon the foregoing considerations and a wide variety of factors, including but not limited to changes in the market prices of the shares of the Common Stock or the other securities or instruments of or related to the Issuer and its affiliates and/or changes in the results of the Issuer's operations, business strategy or prospects, as well as the results of the communications, if any, that the Reporting Persons may have with the Issuer, its officers and directors and other personnel (and those of the Issuer's affiliates), with the other third parties described herein, and the actions taken by the Issuer and its officers, directors and other personnel (and those of the Issuer's affiliates), and the third parties described herein, with respect to the matters described herein, and any other matters deemed relevant by the Reporting Persons, whether or not similar to any of the foregoing.

The Reporting Persons may also take steps to explore and prepare for various plans, proposals, and actions, including but not limited to those described herein, and engage in discussions with respect to one or more of the foregoing, before forming an actual plan, proposal or intention to engage in such actions and/or proceed with such transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own, in the aggregate, 4,439,914 shares of the Common Stock, representing approximately 14.79% of the Issuer's outstanding shares of the Common Stock based upon the 30,019,660 of the Common Stock stated to be outstanding by the Issuer on October 17, 2025, in the Issuer's Form 10-Q for the quarterly period ended September 30, 2025, filed with the SEC on October 29, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: For purposes of this Schedule 13D, each of the Reporting Persons may be deemed to have voting and dispositive power with respect to all of the shares of the Common Stock reported in this Schedule 13D.
Transactions in the class effected during the past sixty days:
During the past sixty (60) days, the Reporting Persons effected the following transactions in the shares of the Common Stock. All such transactions were purchases of shares of the Common Stock in open market transactions at the prices per share noted below including commissions paid.

Date of Transaction Number of Securities Price Per Share ($)
10/29/2025 679,247 $15.09
10/30/2025 598,153 $14.90
10/31/2025 220,000 $14.28
11/03/2025 838,041 $14.86
11/04/2025 639,473 $15.19
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
One or more of the Reporting Persons and/or their affiliates are party to cash-settled equity swap agreements with Nomura Global Financial Products Inc. (the "Broker") with respect to the shares of the Common Stock, with reference prices and maturity dates that vary depending upon the terms of each such cash-settled equity swap agreement. Such cash-settled equity swap agreements, taken together, result in increased economic exposure of the Reporting Persons to changes in the value of the shares of the Common Stock during the period that such cash-settled equity swap agreements are in effect, and pursuant to the cash-settled equity swap agreements, either (i) the Reporting Persons (or such affiliates) will be obligated to pay to the Broker, in cash, a specified amount calculated in accordance with the terms of the applicable cash-settled equity swap agreement, which such amount will be based upon a decrease in value of the shares of the Common Stock between the date of the applicable cash-settled equity swap agreement and the maturity date set forth therein or (ii) the Broker will be obligated to pay to the Reporting Persons (or such affiliates), in cash, a specified amount calculated in accordance with the terms of the applicable cash-settled equity swap agreement, which such amount will be based upon an increase in value of the shares of the Common Stock between the date of the applicable cash-settled equity swap agreement and the maturity date set forth therein.

One or more of the Reporting Persons and/or their affiliates may from time to time enter into one or more additional cash-settled equity swap agreements with the Broker, or with other third parties, that result in a further increase in the economic exposure of the Reporting Persons to changes in the value of the shares of the Common Stock, or that result in a decrease in the economic exposure of the Reporting Persons to changes in the value of the shares of the Common Stock, and which could require either that the Reporting Persons (or such affiliates) will be obligated to pay to the Broker or other third parties, in cash, or the Broker or other third parties will be required to pay to the Reporting Persons (or such affiliates), in cash, an amount based upon a decrease or increase, as applicable, in the value of the shares of the Common Stock between the date of the applicable cash-settled equity swap agreement and the maturity date set forth therein

As set forth in Item 3 above, the Reporting Persons and/or their affiliates are parties to one or more prime brokerage and/or other similar agreements, including margin agreements, that provide for margin borrowing in accounts established and maintained with one or more prime brokers and/or other third parties which extend margin credit in the ordinary course of business as and when required by the Reporting Persons, which such agreements govern the shares of the Common Stock reported herein as well as a wide variety of other securities.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of the Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement of the Reporting Persons.

## Signatures
- Icahn Enterprises L.P.: /s/ Ted Papapostolou, Ted Papapostolou / Chief Financial Officer and Secretary (11/05/2025)
- Carl C. Icahn: /s/ Carl C. Icahn, Carl C. Icahn (11/05/2025)